                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                            CARRIAGE SERVICES, INC.
                               (Name of Issuer)

                         Common Stock, $0.01 PAR VALUE
                        (Title of Class of Securities)


                                  143905107
                                (CUSIP Number)
Applewood Associates, L.P.    Copy to:  Stephen A. Cohen, Esq.
68 Wheatley Road                        Morrison Cohen Singer & Weinstein, LLP
Brookville, NY 11545                    750 Lexington Avenue
Telephone (516) 626-3070                New York, New York 10022
                                        Telephone (212) 735-8600

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                August 8, 1996
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ____.

Check the following space if a fee is being paid with the statement   X .  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                                  -1 of 16 -

          CUSIP
          No. 143905107                       13D


            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person
                               Applewood Associates, L.P.


            2  Check the Appropriate Box if a Member of a Group*
                                                                (a)       /x/

                                                                (b)       / /
            3  SEC Use Only


            4  Source of Funds*          WC


            5  Check Box if Disclosure of Legal Proceedings is Required   / /


            6  Citizenship or Place of Organization         New York


 NUMBER OF            7  Sole Voting Power
   SHARES                       4,222,220 shares                  8.7%
BENEFICIALLY               (Represents 422,222 shares of the
  OWNED BY                  Issuer's Class B Common Stock which
    EACH                    are entitled to 10 votes per share).
  REPORTING           8  Shared Voting Power
   PERSON                       0 shares                            0%
    WITH              9  Sole Dispositive Power
                                422,222 shares                    5.3%
                      10 Shared Dispositive Power
                              0 shares                              0%


           11  Aggregate Amount Beneficially Owned By Each Reporting
               Person
                                           422,222 shares

           12  Check Box if the Aggregate Amount in Row (11) excludes     / /
               Certain Shares*


           13  Percent of Class Represented by Amount in Row (11)
                                                                  5.3%



           14  Type of Reporting Person*
                                                           PN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                      -2 of 16 -

          CUSIP
          No. 143905107                       13D


            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person
                                    Barry Rubenstein


            2  Check the Appropriate Box if a Member of a Group*
                                                                (a)       /x/

                                                                (b)       / /
            3  SEC Use Only


            4  Source of Funds*          WC,PF


            5  Check Box if Disclosure of Legal Proceedings is Required   / /


            6  Citizenship or Place of Organization     United States


 NUMBER OF            7  Sole Voting Power
   SHARES                              0     shares               0%
BENEFICIALLY          8  Shared Voting Power
  OWNED BY                       4,555,550 shares               9.4%
BENEFICIALLY               (Represents 455,555 shares of the
  OWNED BY                  Issuer's Class B Common Stock which
    EACH                    are entitled to 10 votes per share).
  REPORTING           9  Sole Dispositive Power
   PERSON                              0     shares               0%
    WITH              10 Shared Dispositive Power
                                   455,555 shares                5.8%


           11  Aggregate Amount Beneficially Owned By Each Reporting
               Person
                                    455,555 shares

           12  Check Box if the Aggregate Amount in Row (11) excludes
               Certain Shares*                                            / /


           13  Percent of Class Represented by Amount in Row (11)
                                                                  5.8%



           14  Type of Reporting Person*
                                                           IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                      -3 of 16 -

          CUSIP
          No. 143905107                        13D




            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person
                                    Irwin Lieber


            2  Check the Appropriate Box if a Member of a Group*
                                                                (a)       /x/

                                                                (b)       / /
            3  SEC Use Only


            4  Source of Funds*          WC, PF


            5  Check Box if Disclosure of Legal Proceedings is Required   / /


            6  Citizenship or Place of Organization       United States

NUMBER OF            7  Sole Voting Power
  SHARES                           333,330 shares               0.7%
BENEFICIALLY             (Represents 33,333 shares of the
 OWNED BY                 Issuer's Class B Common Stock which
   EACH                   are entitled to 10 votes per share).
 REPORTING           8  Shared Voting Power
  PERSON                        4,222,220 shares                8.7%
   WITH                  (Represents 422,222 shares of the
                          Issuer's Class B Common Stock which
                          are entitled to 10 votes per share).
                     9  Sole Dispositive Power
                                   33,333 shares                0.4%
                    10 Shared Dispositive Power
                                  422,222 shares                5.3%



           11  Aggregate Amount Beneficially Owned By Each Reporting
               Person
                                     455,555 shares

           12  Check Box if the Aggregate Amount in Row (11) excludes
               Certain Shares*                                            / /



           13  Percent of Class Represented by Amount in Row (11)
                                                                 5.8%

           14  Type of Reporting Person*
                                                           IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      -4 of 16 -

          CUSIP
          No. 143905107                        13D






            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person
                                 Barry Fingerhut


            2  Check the Appropriate Box if a Member of a Group*
                                                                (a)       /x/

                                                                (b)       / /
            3  SEC Use Only


            4  Source of Funds*          WC, PF


            5  Check Box if Disclosure of Legal Proceedings is Required   / /


            6  Citizenship or Place of Organization       United States


 NUMBER OF            7  Sole Voting Power
   SHARES                             877,590 shares                  1.8%
BENEFICIALLY              (Includes 84,259 shares of the
  OWNED BY                 Issuer's Class B Common Stock which
    EACH                   are entitled to 10 votes per share).
  REPORTING           8  Shared Voting Power
   PERSON                           4,366,660 shares                  9.0%
    WITH                  (Represents 436,666 shares of the
                           Issuer's Class B Common Stock which
                           are entitled to 10 votes per share).
                       9 Sole Dispositive Power
                                      119,258 shares                  1.5%
                      10 Shared Dispositive Power
                                      436,666 shares                  5.5%

           11  Aggregate Amount Beneficially Owned By Each Reporting
               Person
                                     555,924 shares

           12  Check Box if the Aggregate Amount in Row (11) excludes
               Certain Shares*                                            / /


           13  Percent of Class Represented by Amount in Row (11)

                                                                7.0%

           14  Type of Reporting Person*
                                                           IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     -5 of 16 -

          CUSIP
          No. 143905107                       13D





            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                                 Applewood Capital Corp.


            2  Check the Appropriate Box if a Member of a Group*
                                                                (a)       /x/

                                                                (b)       / /
            3  SEC Use Only


            4  Source of Funds*          WC


            5  Check Box if Disclosure of Legal Proceedings is Required   / /


            6  Citizenship or Place of Organization       New York


 NUMBER OF            7  Sole Voting Power
   SHARES                                0 shares                      0%
BENEFICIALLY          8  Shared Voting Power
  OWNED BY                       4,222,220 shares                    8.4%
    EACH              (Represents 422,222 shares of the
 REPORTING             Issuer's Class B Common Stock which
  PERSON               are entitled to 10 votes per share).           0%
   WITH
                       9  Sole Dispositive Power
                                         0 shares
                      10  Shared Dispositive Power
                                   422,222 shares                    5.3%

           11  Aggregate Amount Beneficially Owned By Each Reporting
               Person
                                    422,222 shares

           12  Check Box if the Aggregate Amount in Row (11) excludes
               Certain Shares*                                            / /


           13  Percent of Class Represented by Amount in Row (11)

                                                                 5.3%

           14  Type of Reporting Person*
                                                           CO


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                      -6 of 16 -

          CUSIP
          No. 143905107                        13D







            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person

                                       Seth Lieber


            2  Check the Appropriate Box if a Member of a Group*
                                                                (a)       /x/

                                                                (b)       / /
            3  SEC Use Only


            4  Source of Funds*          WC, PF


            5  Check Box if Disclosure of Legal Proceedings is Required   / /


            6  Citizenship or Place of Organization       United States


                      7  Sole Voting Power
                                      27,770 shares                0%
                        (Represents 2,777 shares of the
 NUMBER OF               Issuer's Class B Common Stock which
   SHARES                are entitled to 10 votes per share)
BENEFICIALLY          8  Shared Voting Power
  OWNED BY                        4,222,220 shares                8.7%
    EACH                (Represents 422 222 shares of the
  REPORTING              Issuer's Class B Common Stock which
   PERSON                are entitled to 10 votes per share)
    WITH              9  Sole Dispositive Power
                                      2,777 shares                  0%
                      10 Shared Dispositive Power
                                  422,222 shares                  5.3%


           11  Aggregate Amount Beneficially Owned By Each Reporting
               Person
                                    424,999 shares

           12  Check Box if the Aggregate Amount in Row (11) excludes

               Certain Shares*                                            / /


           13  Percent of Class Represented by Amount in Row (11)
                                                                 5.4%

           14  Type of Reporting Person*
                                                           IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                      -7 of 16 -

          CUSIP
          No. 143905107                       13D







            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of Above Person
                                     Jonathan Lieber


            2  Check the Appropriate Box if a Member of a Group*
                                                                (a)      /x/

                                                                (b)      / /
            3  SEC Use Only


            4  Source of Funds*
                                             WC-PF

            5  Check Box if Disclosure of Legal Proceedings is Required   / /


            6  Citizenship or Place of Organization    United States


                      7  Sole Voting Power
                                      33,330 shares                0%
                        (Represents 3,333 shares of the
 NUMBER OF               Issuer's Class B Common Stock which
   SHARES                are entitled to 10 votes per share)
BENEFICIALLY          8  Shared Voting Power
  OWNED BY                        4,222,220 shares                8.7%
    EACH                (Represents 422,222 shares of the
  REPORTING              Issuer's Class B Common Stock which
   PERSON                are entitled to 10 votes per share)
    WITH              9  Sole Dispositive Power
                                      2,777 shares                  0%
                      10 Shared Dispositive Power
                                  422,222 shares                  5.3%

           11  Aggregate Amount Beneficially Owned By Each Reporting
               Person
                                        425,555

           12  Check Box if the Aggregate Amount in Row (11) excludes
               Certain Shares*                                            / /



           13  Percent of Class Represented by Amount in Row (11)
                                                                  5.4%

           14  Type of Reporting Person*
                                                           IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                      -8 of 16 -

               This statement, dated August 8, 1996, relates to the reporting persons' ownership of certain securities of Carriage Services, Inc. (the Issuer ). On August 8, 1996, the Issuer offered 3,400,000 shares of Class A Common Stock to the public in an initial public offering (the "IPO").

          ITEM 1.   SECURITY AND ISSUER

                    Class A common stock, $0.01 par value per share ("Class A Common Stock"),
                    (CUSIP No. 143905107);

                         Carriage Services, Inc.
                         1300 Post Oak Blvd.
                         Suite 1500
                         Houston, Texas 77056


          ITEM 2.   IDENTITY AND BACKGROUND

               1.   (a)  Applewood Associates, L.P., a limited partnership
                         organized under the laws of the State of New York ("Applewood").

                    (b)  Address:  c/o Applewood Capital Corp.
                                   68 Wheatley Road
                                   Brookville, New York 11545

                    (c)  Principal Business: Investments
                    (d)  No.
                    (e)  No.

               2. (a) Barry Rubenstein, a general partner of Applewood, and an officer and director of Applewood Capital Corp., a general partner of Applewood.

                    (b)  Address:  68 Wheatley Road
                                   Brookville, New York 11545

                    (c) Principal Occupation: General partner of partnerships and limited partnerships engaged in the investment business.
                    (d)  No.
                    (e)  No.
                    (f)  Citizenship:   United States.

               3. (a) Irwin Lieber, a general partner of Applewood and an officer and director of Applewood Capital Corp., a general partner of Applewood.

                    (b)  Address:  767 Fifth Avenue
                                   New York, New York 10153


                    (c)  Principal Occupation:  Investment adviser.
                    (d)  No.

                                   -9 of 16-

                    (e)  No.
                    (f)  Citizenship:   United States.

               4. (a) Barry Fingerhut, a general partner of Applewood and an officer and director of Applewood Capital Corp., a general partner of Applewood and a director of the Issuer

                    (b)  Address:  767 Fifth Avenue
                                   New York, New York 10153

                    (c)  Principal Occupation: Investment adviser.
                    (d)  No.
                    (e)  No.
                    (f)  Citizenship:   United States.

               5. (a) Applewood Capital Corp., a corporation organized under the laws of the State of New York ("Applewood Capital").

                    (b)  Address:  c/o Barry Rubenstein
                                   68 Wheatley Road
                                   Brookville, New York 11545

                    (c)  Principal Business: Investments.

                    (d)  No.
                    (e)  No.

                    Applewood Capital is a general partner of Applewood.

               6.   (a)  Seth Lieber, an officer of Applewood Capital.

                    (b)  Address:  767 Fifth Avenue
                                   New York, New York 10153

                    (c)  Principal Occupation:  Investments.
                    (d)  No.
                    (e)  No.
                    (f)  Citizenship:   United States.

               7.   (a)  Jonathan Lieber, an officer of Applewood Capital.

                    (b)  Address:  767 Fifth Avenue
                                   New York, New York 10153

                    (c)  Principal Occupation: Investments.
                    (d)  No.
                    (e)  No.
                    (f)  Citizenship:   United States


                                  -10 of 16-

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   On September 25, 1995, Applewood, Barry Fingerhut, Irwin Lieber, Barry Rubenstein (through Woodland Partners), Jonathan Lieber and Seth Lieber acquired 422,222, 45,555, 33,333, 33,333 and 2,777 shares of the Issuer's Series C Preferred Stock, respectively, in a private placement (the "Private Placement"). Barry Fingerhut acquired an additional 8,333 shares of Series C Preferred Stock, jointly with a third party in the Private Placement. Longboat Key Associates, a general partnership organized under the laws of the State of New York of which Mr. Fingerhut is a general partner, acquired 6,111 shares of Series C Preferred Stock in the Private Placement. The Series C Preferred Stock automatically converted into shares of the Issuer's Class B Common Stock, par value $.01 per share ("Class B Common Stock") on the effective date of the IPO. Shares of Class B Common Stock are not registered pursuant to Section 12 of the Securities Exchange Act of 1934 but are convertible on a share-for-share basis into Class A Common Stock.

                    Applewood obtained funds for the purchase of Class B Common Stock from its working capital and other funds, and Barry Fingerhut, Irwin Lieber, Jonathan Lieber and Seth Lieber each obtained funds for the purchase of Class B Common Stock from working capital and personal funds.

                    The amount of funds used in making the purchases of Class B Common Stock in connection with the Private Placement is set forth below:

                    Name                            Amount of Consideration
                    ----                            -----------------------
                    Applewood Associates, L.P.                     $3,800,000
                    Barry Rubenstein                               $300,000
                      (through Woodland Partners)
                    Barry Fingerhut                                $502,500/1/
                    Irwin Lieber                                   $300,000
                    Seth Lieber                                    $25,000
                    Jonathan Lieber                                $30,000

                   On June 25, 1996 and July 10, 1996, Barry Fingerhut acquired 522,500 shares of the Issuer's Series D Preferred Stock for $522,500, which shares of Series D Preferred Stock are convertible into 38,704 shares of Class B Common Stock. The funds for the purchase of these shares of Series D Preferred Stock came from working capital and personal funds.

                    Barry Fingerhut acquired 35,000 shares of Class A Common Stock on August 8, 1996 for $472,500, the source of which funds was working capital and personal funds.



          ITEM 4. PURPOSE OF THE TRANSACTION. The reporting persons acquired their shares for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          --------------------

          /1/ Includes $37,500 for the purchase of Barry Fingerhut's interest in 8,333 shares of Class B Common Stock owned jointly by Mr. Fingerhut and a third party, and $55,000 for the purchase of 6,111 shares of Series C Preferred Stock by Longboat Key Associates.

                                  -11 of 16-

          ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

                    (a) The following list sets forth the aggregate number and percentage (based on 3,400,000 shares of Class A Common Stock and 4,501,476 shares of Class B Common Stock outstanding as reported by the Issuer in its Prospectus dated August 8, 1996) of outstanding shares of Class A Common Stock owned beneficially by each person named in Item 2, as of August 8, 1996:

                                                                               Percentage of
                                                                                 Shares of
                                        Shares of               Percent          Class A
                                        Class A                   of           Common Stock
                                        Common Stock            Voting         Beneficially
                 Name                 Beneficially Owned/1/     Control/1/         Owned
                 ----                 ------------------        -------        --------------
          Applewood Associates, L.P./2/      422,222              8.7%               5.3%
          Barry Rubenstein/2/                455,555/3,4/         9.4%               5.8%
          Irwin Lieber/2/                    455,555/3/           9.4%               5.8%
          Barry Fingerhut/2/                 555,925/3,5/        10.8%               7.0%
          Applewood Capital Corp./2/         422,222/3/           8.7%               5.3%
          Seth Lieber/2/                     424,999/6/           8.7%               5.4%
          Jonathan Lieber/2/                 425,555/6/           8.7%               5.4%

          --------------------
          /1/ Includes shares of Class B Common Stock convertible into shares of Class A Common Stock. Holders of Class B Common Stock are entitled to ten votes for each share held on all matters submitted to a vote of common stockholders.

          /2/ The reporting person disclaims beneficial ownership of these securities except to the extent of its equity ownership therein.


          /3/ The reporting person is a general partner of Applewood and accordingly has shared dispositive and voting power with respect to the 422,222 shares of Class B Common Stock owned by Applewood.

          /4/ Woodland Partners, a general partnership organized under the laws of the State of New York, acquired 33,333 shares of Series C Preferred Stock in the Private Placement. As a general partner of Woodland Partners, Mr. Rubenstein has shared dispositive and voting power with respect to all shares owned by Woodland Partners.

          /5/ Mr. Fingerhut has shared dispositive and voting power with respect to 6,111 shares of Class B Common Stock owned by Longboat Key Associates. Includes, as of the date hereof, 38,704 shares of Class B Common Stock convertible from 522,500 shares of the Issuer's Series D Preferred Stock currently owned by Mr. Fingerhut. Mr. Fingerhut has shared dispositive or voting power with respect to 8,333 shares of Class B Common Stock are owned jointly by Barry Fingerhut and a third party.

          /6/ The reporting person is an officer of Applewood Capital and accordingly has shared voting and dispositive power with respect to the 422,222 shares of Class B Common Stock owned by Applewood.

                                       -12 of 16-

                    (b) Applewood has sole power to vote and dispose of 422,222 shares of Class B Common Stock, which represents approximately 8.7% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 5.3% of the outstanding Class A Common Stock.

                    By virtue of being a general partner of Applewood and of Woodland Partners and an officer and director of Applewood Capital, Barry Rubenstein may be deemed to have shared power to vote and dispose of 455,555 shares of Class B Common Stock which represents approximately 9.4% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 5.8% of the outstanding Class A Common Stock.

                    Irwin Lieber has sole power to vote and dispose of 33,333 shares of Class B Common Stock which represents approximately 0.7% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 0.4% of the outstanding Class A Common Stock. By virtue of being a general partner of Applewood and an officer and director of Applewood Capital, Mr. Lieber may be deemed to have shared power to vote and dispose of 422,222 shares of

          Class B Common Stock which, if fully converted into shares of Class A Common Stock, would represent approximately 5.3% of the outstanding Class A Common Stock.

                    Barry Fingerhut has sole power to vote and dispose of 35,000 shares of Class A Common Stock, 45,555 shares of Class B Common Stock and 522,500 shares of Series D Preferred Stock which are convertible into 38,704 shares of Class B Common Stock. Such shares represent approximately 1.8% of the combined voting power of the Class A and Class B Common Stock and, if fully converted into Class A Common Stock, would represent approximately 1.5% of the
          outstanding Class  A Common Stock.   By virtue of being  general
          partner of Applewood and an officer and director of Applewood Capital, a general partner of Longboat Key Associates and through joint ownership with a third party, Mr. Fingerhut may be deemed to have shared power to vote and dispose of 436,666 shares of Class B Common Stock which represents approximately 9.0% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 5.5% of the outstanding Class A Common Stock.

                    Applewood Capital may be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 8.7% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 5.3% of the outstanding Class A Common Stock.

                    Seth Lieber has sole power to vote and dispose of 2,777 shares of Class B Common Stock and, by virtue of being an officer of Applewood Capital, may be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 8.7% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 5.3% of the outstanding shares of Class A Common Stock.

                    Jonathan Lieber has sole power to vote and dispose of 3,333 shares of Class B Common Stock and, by virtue of being an officer of Applewood Capital, may be deemed to have shared power to vote and dispose of 422,222 shares of Class B Common Stock which represents approximately 8.7% of the combined voting power of the Class A and Class B Common Stock and which, if fully converted into Class A Common Stock, would represent approximately 5.3% of the outstanding shares of Class A Common Stock.

                                       -13 of 16-

                    (c) The following is a description of all transaction in shares of Class A Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from June 8, 1996 through August 8, 1996 inclusive.


          Name of         Purchase or   Number of Shares         Purchase or
          Shareholder     Sale Date     Purchased or (sold)      Sale Price
          -----------     -----------   -------------------      -----------
          Barry Fingerhut 8/8/96        35,000                   $13.50


                    Barry Fingerhut acquired the shares of Class A Common Stock in the Issuer's initial public offering.

                    (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                    (e)  Not Applicable.

          ITEM 6.   CONTRACTS,     ARRANGEMENTS,      UNDERSTANDINGS     OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    (a) The reporting persons have agreed not to transfer any shares of Class A Common Stock or any securities convertible into or exchanged for Class A Common Stock (including Class B Common Stock and Series D Preferred Stock) until February 5, 1997 without the prior written consent of the underwriter. The Issuer has agreed to register up to 4,444,436 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock and has granted certain registration rights to the holders of Series D Preferred Stock. These registration rights have been waived in connection with the IPO.

                    (b) Except for the circumstances discussed or referred to in paragraph (a) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.



          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                    Exhibit A   Agreement  dated August  8, 1996 among  the
          reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                       -14 of 16-

                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, correct and complete.


                             APPLEWOOD ASSOCIATES, L.P.


                             By: /s/ Irwin Lieber
                                _________________________________
                                Irwin Lieber, General Partner




                             APPLEWOOD CAPITAL CORP.


                             By: /s/ Barry Rubenstein
                                 _______________________________
                                Barry Rubenstein, President


                                  /s/  Barry Rubenstein
                                 _______________________________

                                      Barry Rubenstein

                                    /s/ Irwin Lieber
                                 _______________________________
                                         Irwin Lieber

                                   /s/  Barry Fingerhut
                                 _______________________________
                                        Barry Fingerhut

                                    /s/ Seth Lieber
                                 _______________________________
                                        Seth Lieber

                                   /s/ Jonathan Lieber
                                 _______________________________
                                       Jonathan Lieber


          Date:  August 15, 1996



          ATTENTION:     INTENTIONAL  MISSTATEMENTS  OR OMISSIONS  OF  FACT

                         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                     -15 of 16 -

                                JOINT FILING AGREEMENT


               In  accordance  with  Rule  13d-1(f)  under  the  Securities

          Exchange Act,  as amended,  the undersigned hereby  agree to  the joint filing on behalf of each of them on a statement on Schedule

          13D  (including amendments  thereto) with  respect to  the Common

          Stock, par  value $.01 per share, of  Carriage Services, Inc. and that this  Agreement be  included  as an  Exhibit to  such  joint filing.

               IN  WITNESS WHEREOF,  the  undersigned  hereby execute  this

          Agreement this 8th day of August, 1996.
                                   APPLEWOOD ASSOCIATES, L.P.

                                   By: /s/ Irwin Lieber
                                      ________________________________________
                                        Irwin Lieber, General Partner

                                   APPLEWOOD CAPITAL CORP.

                                   By: /s/ Barry Rubenstein
                                       ______________________________________
                                        Barry Rubenstein

                                       /s/ Barry Rubenstein
                                   ___________________________________________
                                       Barry Rubenstein, Individually

                                       /s/ Irwin Lieber
                                   ___________________________________________
                                       Irwin Lieber, Individually

                                        /s/ Barry Fingerhut
                                    ___________________________________________
                                       Barry Fingerhut, Individually

                                        /s/ Seth Lieber
                                   ___________________________________________
                                       Seth Lieber, Individually


                                       /s/ Jonathan Lieber
                                   ___________________________________________

                                       Jonathan Lieber, Individually



                                     -16 of 16 -